EXHIBIT 21A

Subsidiaries of the Registrant.

Company	Jurisdiction of Incorporation
AutoInfo, Inc.	Delaware
Sunteck Transport Co., Inc.	Florida
E-Transport Carriers, Inc.	Florida
Sunteck Transport Group, Inc.	Florida
American Shippers Dispatch, Inc.	Florida
Sunteck Government Logistics, Inc.	Florida
Railport Services, Inc.	Florida
E-Transport Group, Inc.	Florida
Equipment Financial Solutions, Inc.	Florida
Truck Logistics Services, Inc.	Florida
V3 Logistix, Inc.	Florida